

June 5, 2020

Neil A. Goldman
Executive Vice President and Chief Financial Officer
Chembio Diagnostics, Inc.
555 Wireless Blvd.
Hauppauge, NY 11788

> **Re: Chembio Diagnostics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 29, 2020**
> **File No. 001-355569**

Dear Mr. Goldman:

We have conducted a targeted review of your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed June 2, 2020

Comparison of Stockholder Rights Before and After the Reincorporation
Forum Selection, page 37

1. We note the disclosure on page 37 of the forum selection provision in your proposed Delaware Articles of Incorporation, and the associated provision in the Tenth paragraph of your Articles. The forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for all "internal corporate claims," generally, unless the Court of Chancery has no jurisdiction, in which case jurisdiction shifts to the U.S. District Court for the District of Delaware, and if it lacks jurisdiction, to the Superior Court of the State of Delaware. We note you expressly provide that federal district courts are the exclusive forum for claims arising under the Securities Act. You do not, however, state which court or courts have jurisdiction over Exchange Act claims. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules or regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability crated by

the Securities Act or the rules or regulations thereunder. If this provision applies to Exchange Act claims, revise to disclose there is uncertainty as to whether a court would enforce such provision. If this provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. Finally, revise to clarify that the implications of this provision being located in your Articles of Incorporation, which requires the affirmative vote of the holders of two-thirds of your outstanding shares to amend, as opposed to the bylaws, which could be amended by the Board of Directors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences